UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Shareholders' Meeting approves the
designation of the Proprietary Members of
the Board of Directors

Monterrey, Mexico, February 24, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announces that the General Ordinary Shareholders’ Meeting held today approved the proprietary board members designated by OMA’s Strategic Partner, Servicios de Tecnología Aeroportuaria, S.A. de C.V. (SETA), other proprietary members of the board, and the board secretary.

The composition of the board and board committees is as follows:

BOARD OF DIRECTORS

Name	Position	Series	Alternate
Diego Quintana Kawage	Chairman	“BB”
Guadalupe Phillips Margain	Member	“BB”
Rodrigo Antonio Quintana Kawage	Member	“BB”
Jacques Edouard Julien FOLLAIN	Member	“B”	Patrice BASTID
Pablo García Aguilar	Member	“B”
Próspero Antonio Ortega Castro	Member	“B”
Elsa Beatriz García Bojorges	Independent Member	“B”
Alberto Felipe Mulás Alonso	Independent Member	“B”
Ricardo Gutiérrez Muñoz	Independent Member	“B”
Ricardo Maldonado Yáñez	Independent Member	“B”
Felipe Duarte Olvera	Independent Member	“B”

SECRETARY OF THE BOARD OF DIRECTORS

Bernardo Casas Godoy	Secretary, without being a member of the board
Alfredo Domínguez Sánchez	Prosecretary, without being a member of the board

AUDIT COMMITTEE

Elsa Beatriz García Bojorges	Chair
Alberto Felipe Mulás Alonso
Felipe Duarte Olvera

CORPORATE PRACTICES, FINANCE, PLANNING AND SUSTAINABILITY COMMITTEE

Alberto Felipe Mulás Alonso	Chair
Ricardo Gutiérrez Muñoz
Ricardo Maldonado Yáñez

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: February 24, 2017